EXHIBIT 99.1

Compugen Ltd. Closes Public Offering of Ordinary Shares

TEL AVIV, ISRAEL – March 5, 2014 – Compugen Ltd. (NASDAQ: CGEN; TASE: CGEN) today announced that it has closed its underwritten public offering of 6,900,000 ordinary shares, including 900,000 shares sold pursuant to the full exercise of the underwriters’ option to purchase additional shares, at a price to the public of $10.50 per share. Gross proceeds to Compugen are approximately $72.5 million, before deducting the underwriting discounts and commissions and estimated offering expenses payable by Compugen.

Jefferies LLC acted as the sole bookrunner for the proposed offering.  JMP Securities LLC, Oppenheimer & Co. Inc. and Chardan Capital Markets acted as co-managers.

A shelf registration statement on Form F-3 relating to the public offering of the ordinary shares described above has been filed with the Securities and Exchange Commission (the “SEC”) and is effective. A final prospectus supplement relating to the offering has been filed with the SEC and is available on the SEC’s website at http://www.sec.gov. Copies of the final prospectus supplement and the accompanying prospectus relating to this offering may also be obtained from Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, 12th Floor, New York, NY, 10022, by telephone at 877-547-6340, or by email at Prospectus_Department@Jefferies.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About Compugen

Compugen is a leading drug discovery company focused on therapeutic proteins and monoclonal antibodies to address important unmet needs in the fields of immunology and oncology. The Company utilizes a broad and continuously growing integrated infrastructure of proprietary scientific understandings and predictive platforms, algorithms, machine learning systems and other computational biology capabilities for the in silico (by computer) prediction and selection of product candidates, which are then advanced in its Pipeline Program. The Company's business model includes collaborations covering the further development and commercialization of product candidates at various stages from its Pipeline Program and various forms of research and discovery agreements, in both cases providing Compugen with potential milestone payments and royalties on product sales or other forms of revenue sharing. In 2012, Compugen established operations in California for the development of oncology and immunology monoclonal antibody therapeutic candidates against Compugen drug targets.

Forward-looking Statements

Certain of the statements made in this press release are forward looking. Actual results or developments may differ materially from those projected or implied in these forward looking statements. Such statements are based on assumptions and subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such forward-looking statements, including those described in "Risk Factors" of the final prospectus supplement related to the offering, as filed with the SEC. In addition, the forward-looking statements included in this press release represent our views as of the date of this press release. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing our views as of any date subsequent to the date of this press release.

Company contact:
Tsipi Haitovsky
Global Media Liaison
Compugen Ltd.
Email:  tsipih@netvision.net.il
Tel: +972-52-598-9892